HSBC

May 2014
Free Writing Prospectus
Registration Statement No. 333-180289
Dated April 30, 2014
Filed Pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in International Equities
Buffered Jump Securities Based on a Basket of Three Equity Indices and an Exchange-Traded Fund, due November 14, 2016
Principal at Risk Securities

The Buffered Jump Securities, which we refer to as the securities, offer the opportunity to earn a return based on the performance of the S&P 500® Index, the EURO STOXX 50® Index, the Russell 2000® Index and the iShares® MSCI Emerging Markets ETF (the "basket"). Unlike ordinary debt securities, the Buffered Jump Securities do not pay interest, and provide for a minimum payment at maturity of only 10% of the principal. At maturity, you will receive for each security that you hold an amount in cash that will vary depending on the performance of the basket, as determined on the valuation date. If the basket appreciates at all as of the valuation date, you will receive for each security that you hold at maturity a minimum of $1 in addition to the stated principal amount. If the basket appreciates by more than 10% as of the valuation date, you will receive for each security that you hold at maturity the stated principal amount plus an amount based on the percentage increase of the basket, subject to the maximum payment at maturity of $12.50 per security. However, if the basket declines in value by more than 10% as of the valuation date from its initial value, the payment due at maturity will be less, and possibly significantly less, than the stated principal amount of the securities. The securities are for investors who seek an equity basket-based return and who are willing to risk their principal and forgo current income and upside above the maximum payment at maturity in exchange for the upside payment and buffer feature that in each case apply to a limited range of performance of the basket. **You could lose up to 90% of the stated principal amount of the securities.** The securities are senior unsecured obligations of HSBC, and all payments on the securities are subject to the credit risk of HSBC.

SUMMARY TERMS

Issuer:	HSBC USA Inc.
Basket:	The basket is weighted and composed of three indices and one index fund (each, a "basket component"), as set forth in the table below.

Basket component	Bloomberg ticker symbol	Component weighting	Initial component value*
S&P 500® Index ("SPX")	SPX	30.00%	
EURO STOXX 50® Index ("SX5E")	SX5E	50.00%	
Russell 2000® Index ("RTY")	RTY	10.00%	
iShares® MSCI Emerging Markets ETF ("EEM")	EEM	10.00%	

*The initial component value for each basket component will be determined on the pricing date.

Aggregate principal amount:	$

Payment at maturity:	• If the final basket value is greater than the initial basket value:
	    $10 + the *greater* of (i) $10 × the basket percent change and (ii) the upside payment
	    In no event will the payment at maturity exceed the maximum payment at maturity.
	• If the final basket value is less than or equal to the initial basket value but greater than or equal to 90% of the initial basket value, meaning the value of the basket has remained unchanged or has declined by an amount less than or equal to the buffer amount of 10% from its initial value:
	    $10
	• If the final basket value is less than 90% of the initial basket value, meaning the value of the basket has declined by more than the buffer amount of 10% from its initial value:
	    $10 × (basket performance factor + 10%)
	    Because the basket performance factor will be less than 90% in this scenario, this amount will be less, and potentially significantly less, than the stated principal amount of $10, subject to the minimum payment at maturity of $1 per security.

Upside payment:	$1 per security (10% of the stated principal amount)
Maximum payment at maturity:	$12.50 per security (125% of the stated principal amount)
Buffer amount:	10%
Minimum payment at maturity:	$1 per security
Basket performance factor:	final basket value / initial basket value
Basket percent change:	(final basket value – initial basket value) / initial basket value
Initial basket value:	Set equal to 100 on the pricing date
Final basket value:	The closing value of the basket on the valuation date
Closing value:	On any scheduled trading day, the closing value of the basket will be calculated as follows: 100 × [1 + (sum of the basket component return multiplied by the respective component weighting for each basket component)] The basket component return for each basket component will be equal to: (final component value – initial component value) / initial component value
Initial component value:	With respect to each basket component, the value of such basket component as set forth under "Initial component value" above, and as determined by the calculation agent on the pricing date. The initial component value for each basket component will not necessarily be its component closing value on the pricing date.
Final component value:	With respect to each basket component, its component closing value on the valuation date.
Component closing value:	With respect to each basket component, its component closing value on any scheduled trading day will be determined by the calculation agent based upon its closing level or closing price, as applicable, displayed on the relevant Bloomberg Professional® service page (with respect to the SPX, "SPX <INDEX>", with respect to the SX5E, "SX5E <INDEX>", with respect to the RTY, "RTY <INDEX>", and with respect to the EEM, "EEM UP <EQUITY>") or any successor pages on the Bloomberg Professional® service or any successor service, as applicable, and with respect to the EEM, subject to adjustment by the calculation agent as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the ETF Underlying Supplement.
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date*:	May 7, 2014
Original issue date*:	May 12, 2014 (3 business days after the pricing date).
Valuation date*:	November 8, 2016, subject to postponement for non-trading days or certain market disruption events
Maturity date*:	November 14, 2016
CUSIP:	40434C642
ISIN:	US40434C6425
Listing:	The securities will not be listed on any securities exchange.
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See "Additional Information about the Securities—Additional Provisions— Supplemental plan of distribution (conflicts of interest)."
Estimated initial value:	The estimated initial value of the securities will be less than the price you pay to purchase the securities. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market, if any, at any time. The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The estimated initial value of the securities, which will be determined by us on the pricing date, will be less than the price to public and may differ from the market value of the securities in the secondary market, if any."

Commissions and Issue Price:	Price to Public	Agent's Commissions[1]	Proceeds to Issuer
Per security	$10	$	$
Total	$	$	$

[1] HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of up to $0.225 per $10 stated principal amount and will pay the entire fee to Morgan Stanley Wealth Management as a fixed sales commission of up to $0.225 for each security they sell. See "Additional Information about the Securities—Additional Provisions—Supplemental plan of distribution (conflicts of interest)."

* The pricing date, original issue date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the securities.

The estimated initial value of the securities on the pricing date is expected to be between $9.50 and $9.85 per security, which will be less than the price to public. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated initial value" above and "Risk Factors" beginning on page 4 of this document for additional information.

An investment in the securities involves certain risks. See "Risk Factors" beginning on page 4 of this free writing prospectus, page S-1 of the Equity Index Underlying Supplement, page S-2 of the ETF Underlying Supplement and page S-3 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved the securities, or determined that this free writing prospectus or the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this document together with the related Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm
The ETF Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016689/v306692_424b2.htm
The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm
The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the principal amount invested due to the credit risk of HSBC.

Buffered Jump Securities Based on a Basket of Three Equity Indices and an Exchange-Traded Fund, due November 14, 2016
Principal at Risk Securities

Investment Summary

Buffered Jump Securities

The Buffered Jump Securities Based on a Basket of Three Equity Indices and an Exchange-Traded Fund, due November 14, 2016 (the "securities") can be used:

- As an alternative to direct exposure to the basket that provides a minimum positive return of 10% if the basket has appreciated at all as of the valuation date and offers a 1:1 participation in any basket appreciation of more than 10%, subject to the maximum payment at maturity of 125% of the stated principal amount.

- To enhance returns and potentially outperform the basket in a moderately bullish scenario.

- To obtain a buffer against a specified level of negative performance of the basket.

The securities are exposed on a 1:1 basis to the percentage decline of the final basket value from the initial basket value beyond the buffer amount of 10%. **Accordingly, 90% of your principal is at risk (*e.g.*, a 25% depreciation in the basket will result in the payment at maturity of $8.50 per security).**

Maturity:	Approximately 2.5 years
Upside payment:	$1 per security (10% of the stated principal amount)
Buffer amount:	10%
Interest:	None
Maximum payment at maturity:	$12.50 per security (125% of the stated principal amount)
Minimum payment at maturity:	$1 per security. Investors may lose up to 90% of the stated principal amount of the securities.

Key Investment Rationale

This 2.5-year investment does not offer interest, but offers a minimum positive return of 10% if the basket appreciates at all as of the valuation date and a 1:1 participation in any basket appreciation of more than 10%, subject to the maximum payment at maturity of $12.50 per security, and provides limited protection against a decline in the basket of up to 10%. If, as of the valuation date, the value of the basket has declined by more than 10% from the initial basket value, the payment at maturity will be less, and possibly significantly less, than the stated principal amount of the securities. **You could lose up to 90% of the stated principal amount of the securities.**

Upside Scenario	*If the final basket value is **greater than the initial basket value**, the payment at maturity for each security will be equal to $10 plus the greater of (i) $10 times the basket percent change and (ii) the upside payment of $1 per security, subject to the maximum payment at maturity of $12.50 per security.*
Par Scenario	*If the final basket value is **less than or equal to the initial basket value but greater than or equal to 90% of the initial basket value**, which means that the basket has remained unchanged or depreciated by no more than 10% from its initial value, the payment at maturity will be $10 per security.*
Downside Scenario	*If the final basket value is **less than 90% of the initial basket value**, which means that the basket has depreciated by an amount greater than the buffer amount of 10%, you will lose 1% for every 1% decline in the value of the basket from its initial value beyond the buffer amount of 10%, subject to the minimum payment at maturity of $1 per security (e.g., a 25% depreciation in the basket will result in the payment at maturity of $8.50 per security).*

Buffered Jump Securities Based on a Basket of Three Equity Indices and an Exchange-Traded
Fund, due November 14, 2016
Principal at Risk Securities

How the Buffered Jump Securities Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the securities for a range of hypothetical percentage changes in the basket. The diagram is based on the following terms.

Stated principal amount:	$10 per security
Upside payment:	$1 per security (10% of the stated principal amount)
Buffer amount:	10%
Maximum payment at maturity:	$12.50 per security (125% of the stated principal amount)
Minimum payment at maturity:	$1 per security (10% of the stated principal amount)

Buffered Jump Securities Payoff Diagram



How it works

- **Upside Scenario.** If the final basket value is greater than the initial basket value, the investor would receive $10 *plus* the greater of (i) $10 *times* the basket percent change and (ii) the upside payment of $1, subject to the maximum payment at maturity of $12.50 per security.
  - o For example, if the final basket value increases by 3% from the initial basket value, the payment at maturity would be $11 per security (110% of the stated principal amount).
  - o If the final basket value increases by 15% from the initial basket value, the payment at maturity would be $11.50 per security (115% of the stated principal amount).
  - o if the final basket value increases by 30% from the initial basket value, the payment at maturity would be $12.50 per security (125% of the stated principal amount), which is the maximum payment at maturity.

- **Par Scenario.** If the final basket value is less than or equal to the initial basket value but has decreased from the initial basket value by an amount less than or equal to the buffer amount of 10%, the investor would receive the $10 stated principal amount per security.

- **Downside Scenario.** If the final basket value has decreased from the initial basket value by an amount greater than the buffer amount of 10%, the payment at maturity would be less than the stated principal amount of $10 by an amount that is proportionate to the percentage decrease of the basket beyond the buffer amount. However, under no circumstances will the payment due at maturity be less than $1 per security.
  - o For example, if the final basket value declines by 25% from the initial basket value, the payment at maturity would be $8.50 per security (85% of the stated principal amount).

Risk Factors

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement, on page S-1 of the Equity Index Underlying Supplement and on page S-2 of the ETF Underlying Supplement. Investing in the securities is not equivalent to investing directly in the basket components. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement, including the explanation of risks relating to the securities described in the following sections:

"— Risks Relating to All Note Issuances" in the prospectus supplement;

"— General Risks Related to Indices" in the Equity Index Underlying Supplement; and

"— Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the Equity Index Underlying Supplement.

You should also review "Risk Factors" in the accompanying ETF Underlying Supplement, including the explanation of risks relating to the securities described in the following sections of the ETF Underlying Supplement:

"— General Risks Related to Index Funds"; and

"— Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes".

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

▪ **The securities do not pay interest, and provide for the minimum payment at maturity of only 10% of your principal.** The terms of the securities differ from those of ordinary debt securities in that the securities do not pay interest, and will provide for the return of only 10% of the principal amount at maturity. At maturity, you will receive for each $10 stated principal amount of securities that you hold an amount in cash based upon the final basket value. If the final basket value is equal to the initial basket value or has decreased from the initial basket value by an amount less than or equal to the buffer amount, you will receive only the principal amount of $10 per security. If the final basket value has decreased from the initial basket value by more than the buffer amount of 10%, you will receive an amount in cash that is less than the $10 stated principal amount of each security by an amount proportionate to the decline in the value of the basket beyond the buffer amount, and you will lose money on your investment. **You could lose up to 90% of the stated principal amount of the securities.**

▪ **The appreciation potential of the securities is limited by the maximum payment at maturity.** The appreciation potential of the securities is limited by the maximum payment at maturity of $12.50 per security (125% of the stated principal amount). Because the payment at maturity will be limited to 125% of the stated principal amount for the securities, any increase in the final basket value over the initial basket value by more than 25% will not further increase the return on the securities.

▪ **Credit risk of HSBC USA Inc.** The securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities and could lose your entire investment.

▪ **The market price of the securities will be influenced by many unpredictable factors.** Many factors will influence the value of the securities in the secondary market and the price at which HSBC Securities (USA) Inc. may be willing to purchase or sell the securities in the secondary market, including: the value, volatility and dividend yield, as applicable, of the basket components and the securities represented by the basket components, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in our credit ratings or credit spreads. The values of the basket components may be, and have recently been, volatile, and we can give you no assurance that the volatility will lessen. You may receive less, and possibly significantly less, than the stated principal amount per security if you sell your securities prior to maturity.

▪ **The estimated initial value of the securities, which will be determined by us on the pricing date, will be less than the price to public and may differ from the market value of the securities in the secondary market, if any.** The estimated initial value of the securities will be calculated by us on the pricing date and will be less than the price to public. The estimated initial value will reflect our internal funding rate, which is the borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the securities. This internal funding rate is

Buffered Jump Securities Based on a Basket of Three Equity Indices and an Exchange-Traded Fund, due November 14, 2016
Principal at Risk Securities

typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the securities may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the securities to be more favorable to you. We will determine the value of the embedded derivatives in the securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the securities that are different from our estimated initial value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market (if any exists) at any time.

- **The price of your securities in the secondary market, if any, immediately after the pricing date will be less than the price to public.** The price to public takes into account certain costs. These costs include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the securities and the costs associated with structuring and hedging our obligations under the securities. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your securities in the secondary market, if any, the price you would receive for your securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the basket and changes in market conditions, and cannot be predicted with accuracy. The securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the securities to maturity. Any sale of the securities prior to maturity could result in a loss to you.

- **If HSBC Securities (USA) Inc. were to repurchase your securities immediately after the original issue date, the price you receive may be higher than the estimated initial value of the securities.** Assuming that all relevant factors remain constant after the original issue date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the securities in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the estimated initial value on the pricing date for a temporary period expected to be approximately six months after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the securities and other costs in connection with the securities that we will no longer expect to incur over the term of the securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the securities based on changes in market conditions and other factors that cannot be predicted.

- **Investing in the securities is not equivalent to investing in the basket components or in the securities included in or held by the basket components.** Investing in the securities is not equivalent to investing in the basket components or in the securities included in or held by the basket components. Investors in the securities will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the securities included in or held by the basket components or shares of the iShares® MSCI Emerging Markets ETF.

- **Adjustments to the basket components or the underlying indices could adversely affect the value of the securities.** The publishers of the the S&P 500® Index, the EURO STOXX 50® Index, the Russell 2000® Index and the MSCI Emerging Market IndexSM (which is the "underlying index" of the iShares® MSCI Emerging Markets ETF) may add, delete or substitute the stocks constituting the basket components, or make other methodological changes. Further, the publishers may discontinue or suspend calculation or publication of these indices at any time. The investment advisor to the iShares® MSCI Emerging Markets ETF, BlackRock Fund Advisor (the "investment advisor"), seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the underlying index. Under its investment strategy or otherwise, the investment advisor may add, delete or substitute the stocks held by the iShares® MSCI Emerging Markets ETF. Any such actions could affect the value of and the return on the securities.

- **The amount payable on the securities is not linked to the value of the basket at any time other than the valuation date.** The final basket value will be based on the basket closing value on the valuation date, subject to postponement for non-trading days and certain market disruption events. Even if the value of the basket appreciates prior to the valuation date but then decreases as of the valuation date by more than the buffer amount, the payment at maturity will be less, and may be significantly less, than it would have been had the payment at maturity been linked to the value of the basket prior to such decrease. Although the actual value of the basket on the maturity date or at other times during the term of the securities may be higher than the final basket value, the payment at maturity will be based solely on the basket closing value on the valuation date.

Buffered Jump Securities Based on a Basket of Three Equity Indices and an Exchange-Traded Fund, due November 14, 2016
Principal at Risk Securities

- **Changes in the values of the basket components may offset each other.** Movements in the values of the basket components may not correlate with each other. At a time when the value of one or more of the basket components increases, the values of one or more of the other basket components may not increase as much or may even decline. Therefore, in calculating the final basket value and the payment at maturity, increases in the value of one or more of the basket components may be moderated, or more than offset, by lesser increases or declines in the values of the other basket components. Furthermore, the basket components are not equally weighted. As a result, a percentage change in the final component value of the S&P 500® Index and the EURO STOXX 50® Index will have a greater impact on the final basket value than will a similar percentage change in the final component value of the other basket components.

- **Risks associated with non-U.S. companies.** The level of the EURO STOXX 50® Index and the price of the iShares® MSCI Emerging Markets ETF depend upon the stocks of non-U.S. companies, and thus involve risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the securities. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the EURO STOXX 50® Index and the iShares® MSCI Emerging Markets ETF and, as a result, the value of the securities.

- **There are risks associated with emerging markets.** The iShares® MSCI Emerging Markets ETF is a basket component, and as a result, an investment in the securities will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against these risks may be made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

- **The securities will not be adjusted for changes in exchange rates.** Although the equity securities composing the EURO STOXX 50® Index and the iShares® MSCI Emerging Markets ETF are traded in currencies other than U.S. dollars, and your securities are denominated in U.S. dollars, the amount payable on your securities at maturity will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the value of these basket components, and therefore your securities. The amount we pay in respect of your securities on the maturity date will be determined solely in accordance with the procedures described in this free writing prospectus.

- **Small-capitalization risk.** The Russell 2000® Index tracks companies that may be considered small-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the respective index level may be more volatile than an investment in stocks issued by larger companies. Stock prices of small-capitalization companies may also be more vulnerable than those of larger companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the Russell 2000® Index to track them. In addition, small-capitalization companies are often less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. These companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and competitive strengths than large-capitalization companies, and are more susceptible to adverse developments related to their products.

- **The securities will not be listed on any securities exchange and secondary trading may be limited.** The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the securities. HSBC Securities (USA) Inc. may, but is not obligated to, make a market in the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to transact. If, at any time, HSBC Securities (USA) Inc. were to cease making a market in the securities, it is likely that there would be no secondary market for the securities. Accordingly, you should be willing to hold your securities to maturity.

- **Hedging and trading activity by our affiliates could potentially affect the value of the securities.** One or more of our affiliates expect to carry out hedging activities related to the securities (and possibly to other instruments linked to the securities included in the basket components), including trading in these securities as well as in other instruments related

May 2014   Page 6

these securities. Some of our affiliates also trade other related financial instruments on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial component values of the basket components and, therefore, could increase the level at which one or more of the basket components must close so that an investor does not suffer a loss on the investor's initial investment in the securities. Additionally, such hedging or trading activities during the term of the securities, including on the valuation date, could adversely affect the value of the basket components on the valuation date and, accordingly, the amount of cash that an investor will receive at maturity.

- **The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the securities.** As calculation agent, HSBC or one of its affiliates will determine the initial component values and the final basket value, and will calculate the amount of cash that you will receive at maturity. Determinations made by HSBC or one of its affiliates in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the anti-dilution and reorganization adjustments to the iShares® MSCI Emerging Markets ETF, may adversely affect the payout to you at maturity. Although the calculation agent will make all determinations and take all action in relation to the securities in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your securities. The calculation agent is under no obligation to consider your interests as a holder of the securities in taking any actions, including the determination of the initial component values, that might affect the value of your securities.

- **The securities are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.** The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the securities.

- **The U.S. federal income tax consequences of an investment in the securities are uncertain.** For a discussion of certain of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Tax considerations" herein, and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Buffered Jump Securities Based on a Basket of Three Equity Indices and an Exchange-Traded Fund, due November 14, 2016
Principal at Risk Securities

Information About the Basket

The following graph illustrates the hypothetical daily historical performance of the basket from January 1, 2008 through April 28, 2014, based on information from Bloomberg Professional® service, if the value of the basket were set to equal 100 on January 1, 2008. The hypothetical historical performance reflects the performance the basket would have exhibited based on the actual historical performance of the basket components. Neither the hypothetical historical performance of the basket nor the actual historical performance of the basket components should be taken as indications of future performance.

We cannot give you assurance that the performance of the basket will result in the return of your initial investment. All payments on the securities are subject to the credit risk of HSBC.



Buffered Jump Securities Based on a Basket of Three Equity Indices and an Exchange-Traded
Fund, due November 14, 2016
Principal at Risk Securities

Information about the Basket Components

S&P 500® Index

The S&P 500® Index is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries. The top five industry groups by market capitalization as of April 28, 2014 were: Information Technology, Financial Services, Health Care, Consumer Discretionary, and Industrials.

In September 2012, S&P Dow Jones Indices LLC updated its index methodology so that, subject to several exceptions, shareholdings by specified types of insiders that represent more than 5% of the outstanding shares of a security are removed from the float for purposes of calculating the underlying index.

For more information about the S&P 500® Index, see "The S&P 500® Index" beginning on page S-6 of the accompanying Equity Index Underlying Supplement.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the daily historical closing levels from January 1, 2008 through April 28, 2014. The closing level for the S&P 500® Index on April 28, 2014 was 1,869.43. We obtained the closing levels below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service. The historical levels of the S&P 500® Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the S&P 500® Index on the valuation date.



**S&P 500® Index
Daily Index Closing Values
January 1, 2008 to April 28, 2014**

License Agreement

Standard & Poor's® and S&P® are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC. "Standard & Poor's®", "S&P 500®" and "S&P®" are trademarks of S&P and have been licensed for use by S&P Dow Jones Indices LLC and its affiliates and sublicensed for certain purposes by HSBC. The S&P 500® Index is a product of S&P Dow Jones Indices LLC, and has been licensed for use by HSBC.

The securities are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the holders of the securities or any member of the public regarding the advisability of investing

in securities generally or in the securities particularly or the ability of the S&P 500® Index to track general market performance. S&P Dow Jones Indices's only relationship to HSBC with respect to the S&P 500® Index is the licensing of the S&P 500® Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices. The S&P 500® Index is determined, composed and calculated by S&P Dow Jones Indices without regard to HSBC or the securities. S&P Dow Jones Indices has no obligation to take the needs of HSBC or the holders of the securities into consideration in determining, composing or calculating the S&P 500® Index. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the securities or the timing of the issuance or sale of the securities or in the determination or calculation of the equation by which the securities are to be converted into cash. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the securities. There is no assurance that investment products based on the S&P 500® Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within the S&P 500® Index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the securities currently being issued by HSBC, but which may be similar to and competitive with the securities. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the S&P 500® Index. It is possible that this trading activity will affect the value of the S&P 500® Index and the securities.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY HSBC, HOLDERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING, BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND HSBC, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Buffered Jump Securities Based on a Basket of Three Equity Indices and an Exchange-Traded Fund, due November 14, 2016
Principal at Risk Securities

EURO STOXX 50® Index

The EURO STOXX 50® Index was created by STOXX Limited, which is owned by Deutsche Börse AG and SIX Group AG. Publication of the EURO STOXX 50® Index began on February 26, 1998, based on an initial index value of 1,000 at December 31, 1991. The EURO STOXX 50® Index is composed of 50 component stocks of market sector leaders from within the STOXX 600 Supersector Indices, which includes stocks selected from the Eurozone. The component stocks have a high degree of liquidity and represent the largest companies across all market sectors.

For more information about the EURO STOXX 50® Index, see "The EURO STOXX 50® Index" beginning on page S-40 of the accompanying Equity Index Underlying Supplement.

Historical Information

The following graph sets forth the historical performance of the EURO STOXX 50® Index based on the daily historical closing levels from January 1, 2008 through April 28, 2014. The closing level for the EURO STOXX 50® Index on April 28, 2014 was 3,165.84. We obtained the closing levels below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service. The historical levels of the EURO STOXX 50® Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the EURO STOXX 50® Index on the valuation date.

EURO STOXX 50® Index
Daily Index Closing Values
January 1, 2008 to April 28, 2014



Buffered Jump Securities Based on a Basket of Three Equity Indices and an Exchange-Traded Fund, due November 14, 2016
Principal at Risk Securities

Russell 2000® Index

The Russell 2000® Index is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the Russell 2000® Index consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

For more information about the Russell 2000® Index, see "The Russell 2000® Index" beginning on page S-21 of the accompanying Equity Index Underlying Supplement.

Historical Information

The following graph sets forth the historical performance of the Russell 2000® Index based on the daily historical closing levels from January 1, 2008 through April 28, 2014. The closing level for the Russell 2000® Index on April 28, 2014 was 1,117.0620. We obtained the closing levels below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service. The historical levels of the Russell 2000® Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the Russell 2000® Index on the valuation date.

Russell 2000® Index
Daily Index Closing Values
January 1, 2008 to April 28, 2014



Buffered Jump Securities Based on a Basket of Three Equity Indices and an Exchange-Traded
Fund, due November 14, 2016
Principal at Risk Securities

iShares® MSCI Emerging Markets ETF

The iShares® MSCI Emerging Markets ETF seek investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is intended to measure the performance of equity markets in the global emerging markets. As of March 31, 2014, the MSCI Emerging Markets Index consisted of the following 21 component country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, South Korea, Malaysia, Mexico, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand and Turkey.

For more information about the iShares® MSCI Emerging Markets ETF, see "The iShares® MSCI Emerging Markets Index Fund" on page S-21 of the accompanying ETF Underlying Supplement.

Historical Information

The following graph sets forth the historical performance of the iShares® MSCI Emerging Markets ETF based on the daily historical closing prices from January 1, 2008 through April 28, 2014. The related table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the iShares® MSCI Emerging Markets ETF for each quarter in the same period. The closing price for the iShares® MSCI Emerging Markets ETF on April 28, 2014 was 41.02. We obtained the closing prices below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service. The historical prices of the iShares® MSCI Emerging Markets ETF should not be taken as an indication of future performance, and no assurance can be given as to the price of the iShares® MSCI Emerging Markets ETF on the valuation date.

**iShares® MSCI Emerging Markets ETF
Daily Index Fund Closing Prices
January 1, 2008 to April 28, 2014**



Buffered Jump Securities Based on a Basket of Three Equity Indices and an Exchange-Traded Fund, due November 14, 2016
Principal at Risk Securities

iShares® MSCI Emerging Markets ETF	High	Low	Period End
2008			
First Quarter	$50.69	$40.63	$44.74
Second Quarter	$52.42	$44.38	$45.14
Third Quarter	$44.71	$30.84	$34.49
Fourth Quarter	$34.25	$18.20	$24.94
2009			
First Quarter	$27.25	$19.85	$24.78
Second Quarter	$34.84	$24.69	$32.19
Third Quarter	$39.46	$30.21	$38.86
Fourth Quarter	$42.47	$37.26	$41.46
2010			
First Quarter	$43.43	$34.98	$42.08
Second Quarter	$43.98	$35.18	$37.29
Third Quarter	$44.95	$36.73	$44.73
Fourth Quarter	$48.58	$44.47	$47.60
2011			
First Quarter	$48.73	$44.24	$48.67
Second Quarter	$50.41	$44.76	$47.58
Third Quarter	$48.61	$34.69	$35.06
Fourth Quarter	$43.20	$33.42	$37.93
2012			
First Quarter	$44.89	$38.20	$42.93
Second Quarter	$43.74	$36.56	$39.18
Third Quarter	$42.82	$37.14	$41.31
Fourth Quarter	$44.42	$39.92	$44.35
2013			
First Quarter	$45.28	$41.72	$42.78
Second Quarter	$44.26	$36.16	$38.57
Third Quarter	$43.32	$36.98	$40.77
Fourth Quarter	$43.91	$40.15	$41.77
2014			
First Quarter	$41.25	$37.06	$40.99
Second Quarter (through April 28, 2014)*	$42.46	$40.55	$41.02

* The information set forth above for the second calendar quarter of 2014 includes data for the period from April 1, 2014 through April 28, 2014. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2014.

Additional Information About the Securities

Please read this information in conjunction with the other terms set forth in this document.

Additional Provisions	
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	40434C642
ISIN:	US40434C6425
Minimum ticketing size:	$1,000 / 100 securities
Tax considerations:	There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities is uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, the securities could be treated as pre-paid executory contracts with respect to the basket components. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the securities as pre-paid executory contracts with respect to the basket components. Pursuant to this approach and subject to the discussion below regarding "constructive ownership transactions", we do not intend to report any income or gain with respect to the securities prior to maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the securities for more than one year at such time for U.S. federal income tax purposes.
	Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code"), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the EEM (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the security is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. holder determined as if the U.S. holder had acquired a pro rata portion of the Underlying Shares on the original issue date of the security at fair market value and sold them at fair market value on the Maturity Date (if the security was held until the Maturity Date) or on the date of sale or exchange of the security (if the security was sold or exchanged prior to the Maturity Date) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the security).
	Although the matter is not clear, there exists a risk that an investment in the securities will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a security will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of the security will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of the security over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a pro rata number of the Underlying Shares at fair market value on the original issue date of the security for an amount equal to the pro rata portion of the "issue price" of the security and, upon the date of sale, exchange or maturity of the security, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the security). Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.
	In Notice 2008-2, the Internal Revenue Service and the U.S. Treasury Department requested comments as to whether the purchaser of certain securities (which may include the securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a security or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as

defined in the accompanying prospectus supplement) of a security is required to accrue income in respect of the security prior to the receipt of payments under the security or its earlier sale or exchange. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a security as ordinary income (including gain on a sale or exchange). Finally, it is possible that a non-U.S. holder (as defined in the accompanying prospectus supplement) of a security could be subject to U.S. withholding tax in respect of a security. It is unclear whether any regulations or other guidance would apply to the securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the securities.

We will not attempt to ascertain whether the basket components or any of the entities whose stock is included in the basket components would be treated as a passive foreign investment company (a "PFIC") or United States real property holding corporation (a "USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the basket components or the entities whose stock is included in the basket components were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the basket components or the entities whose stock is included in the basket components, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the basket components is or becomes a PFIC or a USRPHC.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after June 30, 2014. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on July 1, 2014. Additionally, withholding due to any payment or deemed payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2016. However, the Treasury Department and the Internal Revenue Service have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the U.S. Federal Register of final regulations addressing dividend equivalent withholding. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the security.

For a further discussion of U.S. federal income tax consequences related to the securities, see the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Calculation agent:	HSBC USA Inc., or one of its affiliates.
Events of default and acceleration:	If the securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the securities, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in this free writing prospectus. In that case, the scheduled trading day preceding the date of acceleration will be used as the valuation date for purposes of determining the final basket value. If a market disruption event exists with respect to one or more of the basket components on that scheduled trading day, then the accelerated valuation date will be postponed as to the applicable basket component(s) for up to five scheduled trading days (in the same manner used for postponing the originally scheduled valuation date). The accelerated maturity date will also be postponed by an equal number of business days.
	If the securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities—Senior Debt Securities — Events of Default" in the accompanying prospectus.
Supplemental plan of distribution (conflicts of interest):	Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the securities from HSBC for distribution to Morgan Stanley Wealth Management. HSBC Securities (USA) Inc. will act as agent for the securities and will receive a fee of up to $0.225 per $10 stated principal amount and will pay the entire fee to Morgan Stanley Wealth Management as a fixed sales commission of up to $0.225 for each security they sell.
	In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.
	See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement.

HSBC

Buffered Jump Securities Based on a Basket of Three Equity Indices and an Exchange-Traded
Fund, due November 14, 2016
Principal at Risk Securities

Business day:	A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.
Payment when offices or settlement systems are closed:	If any payment is due on the securities on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.
Where you can find more information:	This free writing prospectus relates to an offering of securities linked to the basket components identified on the cover page. The purchaser of the securities will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of securities relates to the basket components identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the basket components or any component security included in or held by the basket components or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012, the Equity Index Underlying Supplement dated March 22, 2012, and the ETF Underlying Supplement dated March 22, 2012. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement or ETF Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" herein, beginning on page S-1 of the accompanying Equity Index Underlying Supplement, page S-2 of the accompanying ETF Underlying Supplement and page S-3 of the accompanying prospectus supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC web site at www.sec.gov as follows:

The Equity Index Underlying Supplement at:
http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm

The ETF underlying supplement at:
http://www.sec.gov/Archives/edgar/data/83246/000114420412016689/v306692_424b2.htm

The prospectus supplement at:
http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

The prospectus at:
http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm |

This document provides a summary of the terms and conditions of the securities. We encourage you to read the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks above.